CMG Securities, LLC

Statement of Financial Condition

December 31, 2019

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CMG Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **CMG Securities LLC** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 2, 2020

CMG SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	60,241
Deposit with clearing firm		1,000,000
Due from clearing firm		1,539,682
Fixed assets, net of accumulated depreciation of $5,980		60,779
Right-of-Use asset		438,301
Security deposit		10,720
Prepaid expense		11,876
Total assets	$	3,121,599

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	35,239
Lease payable		438,301
Total liabilities		473,540
Member's Equity		2,648,059
Total liabilities and member's equity	$	3,121,599

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
CMG Securities, LLC ("the Company"), a wholly-owned subsidiary of CMG Financial Services. The Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on March 22, 2018. The Company uses Industrial and Commercial Bank of China Financial Services ("ICBC") to carry customer accounts and clear transactions.

Revenue Recognition
The Company's commission income is derived from purchases and sales of mortgage-backed security transactions.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligation, the Company may be exposed to risks.

Use of Estimates and Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through March 2, 2020, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Income Taxes
As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if CMG Financial Services directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of CMG Financial Services, its only member, which is treated as a partnership for income tax purposes. Accordingly, the Company's results of operations are presented without a provision for income taxes.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES *(continued)*

Adoption of Accounting Standard
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The standard
requires lessees to recognize the assets and liabilities that arise from leases in the balance
sheet. Additionally, in July 2018, the FASB issued ASU 2018-11 *Leases (Topic 842) –
Targeted Improvements,* which among other things, provides an additional transition method.
The Company recognizes the lease liability and a right of use asset (ROU) on its balance
sheet by recognizing the lease liability based on the present value of its future lease
payments. The Company uses an incremental borrowing rate of 4% based on what it would
approximately have to pay on a collateralized basis to borrow an amount equal to the lease
payments under similar terms and in a similar economic environment. The Company
adopted ASU 2016-02 and its related amendments as of January 1, 2019, which resulted in
the recognition of operating right-of use asset of $438,301 and operating lease liability of
$438,301 as of December 31, 2019.

NOTE 2 – FURNITURE AND EQUIPMENT
Furniture and equipment at December 31, 2019 consisted of the following:

Furniture and fixtures	$ 51,332
Computer equipment	15,427
	66,759
Less: Accumulated Depreciation	(5,980)
Furniture and equipment, net	$ 60,779

NOTE 3 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital
Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and
requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not
exceed 15 to 1. At December 31, 2019, the Company had net capital of $2,564,684 which
was $2,464,684 in excess of its required net capital. The Company's aggregate indebtedness
to net capital ratio was .0137 to 1.

NOTE 4 – REGULATION
The Company is registered as a broker-dealer with the SEC. The securities industry in the
United States is subject to extensive regulation under both federal and state laws. The SEC is
the federal agency responsible for the administration of the federal securities laws. Much of
the regulation of broker-dealers has been delegated to self-regulatory organizations, such as
the FINRA, which had been designated by the SEC as the Company's primary regulator.
These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern
the industry and conduct periodic examinations of the Company's operations. The primary
purpose of these requirements is to enhance the protection of customer assets. These laws
and regulatory requirements subject the Company to standards of solvency with respect to
capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CREDIT & OFF BALANCE SHEET RISK

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credits risk.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company's future minimum lease payments due under the terms of a lease agreement effective January 31, 2019 are as follows:

Year-end December 31, 2020	$117,443
December 31, 2021	120,970
December 31, 2022	124,590
December 31, 2023	128,328
December 31, 2024	10,720
Total	$502,051

NOTE 7 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8 – RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete three months of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum allowed under Section 401(k) of the Internal Revenue Code. The employer matching is 50% under the 401k provision.